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                                                               EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements


                                              Year ended December 31,
                              1995         1994        1993         1992        1991
Income before provision
 for income taxes and
 fixed charges (Note A)    $45,769,091  $44,293,156 $37,149,166  $38,458,969 $41,131,878
Fixed charges:
 Interest on first
  mortgage bonds           $14,026,176  $12,190,405 $12,382,695  $12,334,718 $12,353,688
 Amortization of debt
  discount and
  expense less premium         832,488      766,238     524,649      284,957     204,340
 Interest on short-term debt   502,723      710,910     294,558      272,909     287,196
 Other interest                280,497      239,916     215,708      187,030     177,145
 Rental expense
  representative of an
  interest factor (Note B)     119,380      118,587     165,571      123,932     107,093
   Total fixed charges     $15,761,264  $14,026,056 $13,583,181  $13,203,546 $13,129,462

Preferred stock dividend
requirements:
 Preferred stock dividend
  requirements not
  deductible for tax
  purposes                  $2,338,304   $1,484,992    $304,760     $312,260    $360,260
 Ratio of income before
  provision for
  income taxes to net income     1.516        1.538       1.479        1.494       1.492
 Nondeductible dividend
  requirements               3,544,869    2,283,918     450,740      466,516     537,508
 Deductible dividends           78,036       78,036      80,330       80,330      80,330
Total preferred stock
 dividend requirements      $3,622,905   $2,361,954    $531,070     $546,846    $617,838
Total combined fixed
 charges and preferred
 stock dividend
 requirements              $19,384,169  $16,388,010 $14,114,251  $13,750,392 $13,747,300

Ratio of earnings to fixed
 charges                          2.90         3.16        2.73         2.91        3.13

Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividend requirements            2.36         2.70        2.63         2.80        2.99
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<FOOTNOTE>
NOTE A:     For  the purpose of determining earnings in the calculation  of the  ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges  as shown above.

NOTE B:     One-third  of rental expense (which approximates  the  interest factor).